Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

February 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Trust II, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed February 4, 2011
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 3, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333-169821) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 6, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.
We note your revision to your filing for the price per retail share.  Based on certain disclosures in your filing, it appears that the price per retail share after selling commissions and dealer manager fee will be $9.00.  However, based on other disclosures in your filing, these fees will be 10% of the $9.90 purchase price, or $0.99.  Please revise your filing to indicate the fees will be $0.69 for selling commissions and $0.30 for dealer manager fees and the price per retail share after these fees will be $8.91.

February 4, 2011

The $9.90 price per share includes the seller commission and dealer manager fee of up to 10% in the aggregate of a $9.00 purchase price per share. This is stated in footnote 1 on the Form S-11 cover page and for clarity has been restated in footnote 3 on the prospectus cover page.

Prospectus Summary, page 1

2.	We note your reference to your institutional management team. Please revise to clarify what you mean by “institutional management team.”

We have revised the disclosure as requested.

3.
We note your response to comment 17; however, the summary continues to be 24 pages long.  As a result, we continue to believe that you should revise your summary to limit the disclosure to concise descriptions and avoid duplicative disclosure.

The prospectus has been revised in response to the Staff’s comment.

4.
We note your statement on page 1:  “We expect to use substantially all the net proceeds of this offering to acquire primarily freestanding, single-tenant retail properties net leased to investment grade and other creditworthy tenants.”  We further note your statement on page 6 that you “seek to build a diversified portfolio comprised primarily of free-standing single-tenant bank branch, convenience store, retail, office and industrial properties” and your addition of risks on page 49 associated with industrial properties.  Please reconcile these statements and revise your disclosure throughout the prospectus accordingly.

The prospectus has been revised accordingly.

What is the experience of your investment team?, page 2

5.
We note your statement:  “Each of our chief executive officer, president, chief investment officer and chief operating officer has more than 20 years of real estate experience.”  Please reconcile this statement with your disclosure on pages 69 and 70.

The prospectus has been revised accordingly.

What is the experience of your principal executive officers?, page 3

6.
We note your disclosure that Mr. Kahane is the president, treasurer and chief operating officer of the company since formation in September 2010.  We further note that on page 69 you disclose that Mr. Kahane is the president, treasurer and director of the company and that Mr. Budko is the executive vice president and chief operating officer.  Please reconcile your disclosure throughout the prospectus or advise.

February 4, 2011

The disclosures have been revised accordingly.

How will NAV share be calculated, page 5

7.	We note your response to comment 7 and the revised disclosure. Please revise to briefly describe how NAV per share will be calculated.

The disclosure has been revised accordingly.

Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?, page 7

8.	We note the revision to the disclosure in response to comment 23. Please revise to clarify that the board of directors may also terminate the plan for any reason as disclosed on page 20.

The disclosure has been revised accordingly.

What are the fees that you will pay to the advisor...?, page 9

9.	We note your response to comment 24. Please revise to provide the accrued offering expenses to date.

As of December 31, 2010, the Company has incurred $764,880 of expenses related to the offering.  We have added a disclosure of organization and offering expenses incurred to date in the section “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” in the prospectus.

10.	We note your response to comment 25. Please revise page 15 to clarify, if true, that all operating expenses to be reimbursed are third party expenses and make corresponding changes on page 87.

The prior response to comment 25 had referred to “Acquisition Expenses” not “Operating Expenses.” Operating expenses are not limited to third party expenses.

11.
We note your response to comment 38 that the platform fee is payable on shares issued under the distribution reinvestment plan.  Please revise to include this information in your disclosure.  We further note the revised disclosure that although no platform fee is charged on institutional shares sold under the distribution reinvestment plan, because the platform fee reduces NAV for all institutional shares it indirectly affects those institutional shares issued under our distribution reinvestment plan.  Please provide us a brief explanation or example of how this amount will be calculated.

In accordance with your request, we have revised our disclosure to include the information provided in response to comment 38 of your prior comment letter. The following example shows how the platform fee would be applied.  The platform fee is calculated by multiplying the NAV of the institutional shares issued in the primary offering (which excludes shares issued under the dividend reinvestment plan) by 0.70% per annum.  Thus, if there were 10,000 institutional shares with an NAV of $100,000, with 8,000 shares issued in the primary offering having an NAV of $80,000 and 2,000 shares having an NAV of $20,000 issued under the dividend reinvestment plan, then $560 ($80,000 multiplied by 0.70%) would be deducted from the NAV for the institutional shares in one year. This would result (assuming no other changes) in an NAV for all of the institutional shares of $99,440 or 9.94 per institutional share. Accordingly, because the platform fee reduces the NAV for all institutional shares, including those issued under the distribution reinvestment plan, the deduction of the platform fee from the NAV of the institutional shares reduces the NAV of all institutional shares, including institutional shares issued under the distribution reinvestment plan.

February 4, 2011

Risk Factors, page 25

12.
We have reviewed your response to comment 21 and the corresponding revised disclosure.  Please include a risk factor indicating that investors will be unaware of the NAV per share upon submitting a purchase order or advise.

The risk factors have been revised accordingly.

“Rising expenses could reduce cash flow and funds available for future acquisition....” page 41

13.	Please revise to clarify the revisions to this sub-heading and concisely state the risk to investors.

The disclosure has been revised accordingly.

“The taxation of distributions to our stockholders can be complex....” page 56

14.	Please revise to clarify the risk presented.

The disclosure has been revised accordingly.

Management, page 67

15.	We note your response to comment 34 in which you indicate that the disclosure has been revised. However, we cannot locate the revised disclosure. Please advise or revise.

The first paragraph under the “Management” section and the first paragraph under the “Executive Officers and Directors” subsection have been revised to clarify the requested disclosure.

16.
We note your response to comment 39 that you will reimburse your advisor for personnel cost, including salaries and benefits, and that you do not believe that Item 402 should be deemed to cover compensation by the advisor, since its named executive officers will devote a substantial portion of their time on activities unrelated to the company.  Please provide us a more detailed analysis regarding why Item 402 does not apply when you appear to be reimbursing the personnel costs of your named executive officers.

February 4, 2011

The Company acknowledges that insofar as any reimbursements are made for salary of executive officers and directors of the Company, the amount of such reimbursements would be subject to the disclosure requirements of Item 402. Since no amounts have yet been paid, no disclosure is required under Item 402 at this time.

Market Overview, page 63

Investment Objectives, page 63

17.
We note your response to comment 10.  In this section, please revise “Low Leverage” to indicate that your organization documents allow you to leverage up to 75% of the cost of your investment assets as you did on page 1.  Also revise “Low Leverage” on page 103 accordingly.

The disclosures have been revised accordingly.

Management Compensation, page 82

18.	We note your response to comment 38. Please clarify what you mean by “deferred distribution fee.” Also, please revise the disclosure to describe the services provided in exchange for this fee.

The disclosure has been revised to state that this fee compensates the Company’s dealer manager and participating broker-dealers for services in connection with the distribution of institutional shares. The platform fee is a “deferred distribution fee” because it is not paid at the time of the share purchase, but, as stated in the “Management Compensation” sections where the platform fee is described, “is payable monthly in arrears.”

Conflicts of Interest, page 95

Other Activities of American Realty Capital Advisors II, LLC and Its Affiliates, page 96

19.	We note your response to comment 42. Please clarify your disclosure, if true, that the appraisal of the property will be by an independent third party.

The disclosure has been revised accordingly to state that the appraisal of such property purchased from affiliates will be conducted by an independent third party.

Receipt of Fees and Other Compensation by American Realty Capital Advisor II, LLC and Its Affiliates, page 98

20.
We note your response to comment 43 and re-issue the comment in part.  Please revise your disclosure to state that because the acquisition fees are based on the purchase price of the investments acquired, it may create an incentive for your advisor to purchase assets that may not otherwise be in your best interest.  Also revise the risk factor section, as applicable.

February 4, 2011

The disclosure has been revised accordingly.

Valuation Policies, page 117

21.
We note your response to comment 48 and re-issue the comment in part.  Please tell us what consideration you have given to identifying the independent valuation expert as an expert and filing its consent as an exhibit to the registration statement.  Refer to Section 7(a) and Rule 436 of the Securities Act.

The independent valuation expert will be identified in the prospectus as an expert once the Company has selected the independent valuation expert.  The independent valuation expert’s consent will also be filed as an exhibit to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 121

22.
We note your response to comment 49 that you have revised your disclosure.  However, the revised disclosure appears to simply repeat previous disclosure, and we continue to believe that your should more specifically explain why you believe that modified FFO or MFFO is an appropriate measure by which to assess your operating performance and discuss each adjustment made from NAREIT FFO to arrive at MFFO.  Please revise accordingly.

The Company has decided not to implement MFFO and has revised the disclosure accordingly. Instead, the Company will implement FFO and FFO, as adjusted, which is disclosed on pages 127-128 of the prospectus. The disclosure on pages 127-128 includes an explanation of why FFO together with FFO, as adjusted, is an appropriate measure.

Prior Performance Summary, page 126

23.
We note your response to comment 50 that you believe that there have been no major adverse business developments or conditions experienced by any other program or non-program property that would be material to investors.  Please tell us whether there have been any major adverse business developments or conditions experienced by any other program or non-program property.  In this regard, we note the net losses attributable to American Realty Capital Trust, Inc., ARC Income Properties, LLC, and ARC Income Properties II, LLC, disclosed in the prior performance tables.  We also note that American Realty Capital Trust, Inc. has paid distributions from offering proceeds and its advisor and property manager have waived significant fees.  Please revise or advise.

The net losses incurred by the referenced programs are primarily attributable to non-cash items and not the impairment of the programs’ real estate assets.  With respect to American Realty Capital Trust, Inc. (“ARCT”), for the year ended December 31, 2009 and for the period ended September 30, 2010, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

February 4, 2011

Additionally, each of ARC Income Properties, LLC and ARC Income Properties II, LLC is an offering of debt securities.  Despite incurring net losses during certain periods, all anticipated distributions to investors have been paid on these programs through interest payments on the debt securities.  The equity interests in each of these entities are owned by Nicholas Schorsch and William Kahane and their respective families.  Any losses pursuant to a reduction in value of the equity in any of these entities (which has not occurred and which is not anticipated), will be borne by Messrs. Schorsch and Kahane and their respective families.  Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

Although during the early states of the ARCT offering a portion of the distributions were paid from proceeds received from the offering, for the nine months ended September 30, 2010, ARCT had cash flow provided by operating activities of approximately $11.2 million which exceeded its distributions paid year to date of approximately $7.0 million.  ARCT’s affiliated advisor and property manager each waived certain fees due from ARCT in order to provide additional capital to ARCT for purposes of distribution coverage, not due to adverse business conditions.  None of the referenced programs have been subject to any tenant turnover and have experienced a non-renewal of only two leases.  Further, none of the referenced programs have been subject to mortgage foreclosure or significant losses on the sales of properties.  Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

Plan of Distribution, page 186

24.
We note your response to our prior comment 57 and your revision to your filing.  We are unclear why you removed the amount for your distribution reinvestment plan’s Price to public.  Please revise to disclose this amount as $9.50, or advise.

As disclosed in the prospectus, the per share purchase price for shares purchased under the distribution reinvestment plan will be equal to NAV per share for each class of shares.  Please see the section entitled “Distribution Reinvestment Plan – Investment of Distributions”.

February 4, 2011

Appendix A

Prior Performance Tables

Table I, page A-3

25.
We note your revision to your filing for ARC Income Properties II, LLC for the percentages related to Total acquisition costs and Cash used for acquisition costs.  Please tell us how you determined it was appropriate to revise these percentages, as the percentages no longer appear to be correct.

Table 1 has been revised in response to the Staff’s comment and to more closely conform to the format required by Guide 5.

Part II. Information Not Required In Prospectus

Item 33. Recent Sale of Unregistered Securities, page II-1

26.	We note your response to comment 62. Please revise your disclosure to provide all the information, as applicable, required by Item 701 of Regulation S-K.

The disclosure has been revised accordingly to state the date of sale and the amount of sale for cash and to identify the parties.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.